EARFUL OF BOOKS, INC.

EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS (LOSS)

	For the Years Ended December 31,
	2001	2000
Primary:
Average Shares Outstanding	16,949,163	13,677,268

Net Loss	$(4,596,061)	$(2,554,698)
Earnings (Loss) Per Share	$(0.27)	$(0.19)